MDS Inc. Announces Third Quarter Results

Toronto, Canada - September 4, 2003... MDS Inc. (TSX: MDS, NYSE: MDZ) today reported its third quarter financial results with revenues of $463 million and basic earnings per share of $0.23, as compared to $451 million and $0.22 per share in the third quarter last year. Earnings per share from core businesses, excluding MDS Proteomics, were $0.29 per share compared to $0.28 in the same period last year.

"Our third quarter results were in line with our expectations. Excluding the impact of divested businesses, our revenues were up 5%." said John Rogers, President and CEO of MDS Inc. "Over the last several months we have been focusing on several initiatives organized around four key priorities. These priorities: focus on our core businesses, improve return on capital, deal with our non-core investments and change the way we do business, are targeted at enhancing our overall performance and positioning us for future growth. We expect to see the impact of these initiatives next year. " he added.

Operating results by reportable segment for the quarter were (amounts in millions of Canadian dollars):

Third Quarter	2003			2002
	Revenues	Operating Income (loss)	Operating Margin	Revenues	Operating Income (loss)	Operating Margin
Life Sciences	279	56	20%	269	52	19%
Health	184	15	8%	181	19	10%
Core Businesses	463	71	15%	450	71	16%
Proteomics	-	(8)	n/m	1	(12)	n/m
	463	63	14%	451	59	13%

Basic earnings per share for the quarter and the year-to-date are as follows:

	Third Quarter		Nine Months
	2003	2002	2003	2002
Core businesses	$0.29	$0.28	$0.82	$0.80
Gain (loss) on sale of business	-	-	0.06	(0.05)
Gain on patent suit	-	-	0.18	-
Valuation provisions	-	-	(0.51)	-
MDS Proteomics	(0.06)	(0.06)	(0.18)	(0.18)
	$0.23	$0.22	$0.37	$0.57

Life Sciences Segment

For Life Sciences, revenues were $279 million up 4% from $269 million for the same period in 2002. Excluding divested life science businesses, revenues were up 9% over prior year. Operating income for the segment was $56 million, up 8% compared to $52 million in the third quarter of 2002. The analytical instruments business grew by 16% in the quarter on the continued strength of the high-end mass spectrometers. Isotope revenues grew 18%, excluding revenues from divested businesses. Pharmaceutical services revenues were flat over the prior year and quarter with strong performance in our early clinical research and bioanalytical businesses offset by continued weakness in our pharmacology business. Pharmaceutical services continued focus on improving its sales closure rate in the late-stage business has resulted in a near doubling of the number of late-stage contracts. The impact of these late-stage contracts should be felt in 2004.

In the Life Sciences segment, progress was made on a number of key initiatives, which should have a positive impact on our business in the future:

  MDS Sciex signed an agreement with Eksigent Technologies, a leader in the growing field of microfluidics, to co-market and distribute Eksigent's NanoLC system on a global basis. During the quarter, MDS Sciex appointed distributors for the NanoLC system for Japan, the U.K. and the U.S. markets.
  Corixa Corporation received FDA approval for Bexxar, a radiotherapeutic treatment for Non-Hodgkins Lymphoma. Bexxar is the second MDS Nordion radiolabelled therapeutic product to receive FDA approval in 2003. Zevalin, IDEC Pharmaceutical's radiotherapeutic for the treatment of Non-Hodgkins Lymphoma, received FDA approval in the first quarter of 2003.
  MDS Pharma Services expanded the scale and scope of its early clinical research business with its acquisition of The Clinical Research Center, a Phase I-IV study facility located in New Orleans, Louisiana.
  MDS Nordion initiated commercial operation of its new TR-30-2 cyclotron at the TRIUMF facility in Vancouver, British Columbia to support the growing demand for short-lived radioisotopes for use in therapeutics and diagnostics.

Health Segment

Revenues in the Health segment grew 2% to $184 million from $181 million for the same period last year. Operating income for this segment was $15 million compared with $19 million last year. Fiscal 2002 operating income included the retroactive portion of the British Columbia fee agreement finalized in mid-2002.

In the quarter, the Government of British Columbia announced lab reform initiatives that will reduce fees paid to providers of outpatient laboratory services, including MDS Metro. We have implemented a plan to minimize the impact of these cuts at MDS Metro, and we are continuing our discussions with the BC government with respect to these proposed changes.

Proteomics Segment

In the Proteomics segment, operating losses were $8 million for the quarter. MDS Proteomics continues to focus on identifying new financial and scientific partners as well advancing existing collaborations. MDS Inc. does not intend to make any further investments in MDS Proteomics.

Corporate

In June 2003, we renewed our normal course issuer bid. We view the purchase of our outstanding Common shares as an attractive investment opportunity and an appropriate use of our funds. As such, during the quarter, we repurchased 108,200 common shares at an average price of $18.21 per share.

In addition to reporting the third quarter, MDS declared a cash dividend of $0.05 per Common share, to all shareholders of record as of September 16, 2003. The dividend is payable on October 1, 2003.

Outlook

Our businesses are continuing to focus on executing the business strategies that will enable us to enhance our performance on an on-going basis. Our analytical instruments business continued to drive our overall growth in the last quarter. We expect to see more modest growth in the analytical instruments business over the next while, given the significant growth of the past two years and the recent introduction of competitive products in the high-end triple quad market. The early-clinical research, bioanalytical and global clinical research segments of the pharma services business performed well, but were offset by continued shortfalls in the discovery and preclinical parts of the business. We expect to see improved overall results in our pharmaceutical research services as we see the benefits in 2004 of the improved backlog and sales success seen this year. We will begin to see further improvements in cobalt sales as additional cobalt supply becomes available late in the fourth quarter. We are continuing to progress through the commissioning stages of the MAPLE reactors.

Over the last several months we have been actively engaged in identifying systems and approaches that will enable us to support our priority of changing the way we do business. These investments will improve the efficiency and effectiveness of our businesses in the future. In the third quarter, we concluded an agreement with Oracle to implement E-Business Suite across MDS over the next two years. We are in the final stages of negotiating an agreement to outsource key information technology infrastructure and services. By year-end, we will have completed a process of designing a shared services organization for the functions of finance, information technology, human resources, communications, legal, supply chain management and facilities services. The planning for these initiatives is virtually complete and implementation will begin on these three initiatives in November of this year. These changes are important in that they will position MDS to take advantage of new opportunities in the future as well as enhance our performance on an on-going basis.

MDS will be holding a conference call today at 11:00 am. This call will be webcast live at, www.mdsintl.com, and will also be available in archived format at http://www.mdsintl.com/news_present.asp after the call.

MDS Inc. (TSE: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs nearly 11,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further information contact:

Sharon Mathers Vice-President Investor Relations 416-675-6777 x 2695 smathers@mdsintl.com

CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

MDS Inc.

July 31, 2003

Incorporated under the Canada Business Corporations Act

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

As at July 31 with comparative to October 31 (millions of Canadian dollars)		**2003**		2002
ASSETS				
Current				
Cash and cash equivalents	$	**227**	$	194
Accounts receivable		**293**		328
Inventories		**186**		153
Income taxes recoverable		**11**		21
Prepaid expenses		**33**		25
		750		721
Capital assets		**774**		740
Future tax assets		**17**		35
Long-term investments and other *(note 2)*		**231**		267
Goodwill		**770**		779
	$	**2,542**	$	2,542
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Bank indebtedness	$	**7**	$	10
Accounts payable and accrued liabilities		**290**		317
Deferred revenue		**50**		63
Income taxes payable		**29**		17
Current portion of long-term debt		**9**		13
		385		420
Long-term debt		**562**		602
Deferred revenue		**36**		41
Other long-term obligations		**23**		18
Future tax liabilities		**55**		51
Minority interest		**63**		56
		1,124		1,188
Shareholders' equity				
Share capital *(note 3)*		**809**		805
Retained earnings		**583**		543
Cumulative translation adjustment		**26**		6
		1,418		1,354
	$	**2,542**	$	2,542

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(millions of Canadian dollars, except per share amounts)	Three months to July 31, 2003	2002	Nine months to July 31, 2003	2002
Net revenues	$ **463**	$ 451	$ **1,361**	$ 1,317
Direct costs	**(291)**	(279)	**(856)**	(837)
Other operating costs	**(93)**	(94)	**(275)**	(256)
Depreciation and amortization	**(20)**	(20)	**(59)**	(62)
Other income (expense) - net	**-**	-	**(26)**	(7)
Equity earnings and investment gains	**4**	1	**5**	8
Operating income	**63**	59	**150**	163
Interest expense	**(5)**	(4)	**(20)**	(13)
Dividend and interest income	**1**	1	**6**	5
Minority interest	**(3)**	(2)	**(6)**	(3)
Income before income taxes	**56**	54	**130**	152
Income taxes	**(23)**	(24)	**(78)**	(72)
Net income	$ **33**	30	$ **52**	80
Earnings per share *(note 3)*				
Basic	$ **0.23**	$ 0.22	$ **0.37**	$ 0.57
Diluted	$ **0.23**	$ 0.21	$ **0.37**	$ 0.56

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited)

(millions of Canadian dollars)	Three months to July 31, 2003	2002	Nine months to July 31, 2003	2002
Retained earnings, beginning of period	$ **551**	$ 498	$ **543**	$ 457
Net income	**33**	30	**52**	80
Repurchase of shares and options	**(1)**	-	**(5)**	(3)
Dividends - cash	**-**	-	**(5)**	(4)
- stock	**-**	-	**(2)**	(2)
Retained earnings, end of period	$ **583**	$ 528	$ **583**	$ 528

_______________________________________________________________________________

MDS Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All tabular amounts in millions of Canadian dollars, except where noted]

______________________________________________________________________________________

  Accounting Policies

  These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2002, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

  Long-term Investments

  The Company's share of earnings of significantly influenced companies and partnerships included in operating income for the period was $2 million [2002 - $1].

  Earnings Per Share

  Basic earnings per share is calculated by dividing the net earnings by the weighted average number of Common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive Common shares had been issued during the period.

  Pro Forma Impact of Stock-Based Compensation

  Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments". The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on assumptions consistent with those disclosed in the Company's annual financial statements for the year ended October 31, 2002.

  Options granted during the quarter totalled 47,000 [2002 - 67,500]. For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

  Guarantees

  Guarantees of the indebtedness of other parties include a guarantee, signed in the first quarter of this year, of a $20 million bank loan on behalf of an investee, Hemosol Inc. (the "Borrower"), in exchange for warrants in the Borrower. This loan is secured by a fixed and floating charge over all the assets of the Borrower. Under the guarantee, MDS will be subrogated to and take an assignment of the rights and remedies of the bank under the loan. As at July 31, 2003, the Borrower had drawn 80% of the bank loan.

  Supplementary Cash Flow Information

  Segmented Information

	Three Months ended				Three Months ended
	July 31, 2003				July 31, 2002
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total

Net revenues	$279	$184	$-	$463	$269	$181	$1	$451

Operating income	56	15	(8)	63	52	19	(12)	59

Revenues by products and services:
Medical isotopes				87				86
Analytical equipment				67				58
Pharmaceutical research services				125				125
Clinical laboratory services				136				135
Distribution and other				48				46
Proteomics				-				1

	Nine Months ended				Nine Months ended
	July 31, 2003				July 31, 2002
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total

Net revenues	$819	$542	$-	$1,361	$781	$533	$3	$1,317

Operating income	160	15	(25)	150	160	41	(38)	163

Revenues by products and services:
Medical isotopes				245				252
Analytical equipment				202				160
Pharmaceutical research services				372				369
Clinical laboratory services				404				388
Distribution and other				138				145
Proteomics				-				3

Total assets at July 31	$1,961	$389	$192	$2,542	$1,923	$445	$169	$2,537

  Financial Instruments

As of July 31, 2003, the Company had outstanding foreign exchange contracts and options in place to sell up to US$587 million at a weighted average rate of C$1.53 maturing over the next 24 months.

During the quarter, the Company had entered into interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate. In addition, an option was sold to enter into a swap contract that would exchange a notional amount of US$156 million from fixed to floating rate debt.

Foreign exchange and interest rate swap contracts are treated as hedges for accounting purposes. As at July 31, 2003, the carrying amounts and fair values for derivative financial instruments are as follows:

	July 31, 2003
	Carrying amount	Fair value
Net asset (liability) position:
Currency forward and option contracts	$-	$35
Interest rate swap and option contracts	$-	$(18)